Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

March 18, 2013

The Honorable Amy Klobuchar

302 Hart Senate Office Building

Washington, DC 20510

Dear Chairwoman Klobuchar:

As you know, the management teams of American Airlines and US Airways have announced their intention to merge the two companies to form the world’s largest airline. Employees of both airlines have welcomed the news with great excitement. In fact, the employees at American Airlines played a critical role in driving the deal. As the elected leadership of many of the companies’ workgroups, we can say with certainty that our colleagues are looking forward to the day our operations are combined. Not only will 100,000 employees benefit from the proposed merger, but so will the new American Airlines, the communities we serve, our companies’ investors, the commercial aviation industry, and the flying public.

Last year, as American’s unions were negotiating under Section 1113 of the Bankruptcy Code, we were approached by the management team of US Airways with a strategic alternative to American’s standalone plan of reorganization. US Airways’ plan detailed the tremendous synergies and savings that would be created by a merged network. With more routes to more cities throughout the country and abroad, the new American would once again be an attractive option to the business travelers our airlines have lost to Delta and United in recent years. These factors add up to increased revenues and a thriving airline that can break the duopoly currently controlling our industry.

In addition, the new business model will allow the new American to sustain industry-rate contracts for the employees of both carriers and mitigate the furloughs that had been proposed by American’s standalone plan. The employees at American and US Airways want our company to succeed. That is why we support the merger and why we worked together to effect it.

Together, our airlines can compete in the current market and compensate its employees fairly. Apart, they can do neither.

The most frequently cited argument against the merger is that both American and US Airways are succeeding financially and they do not need to merge to thrive. We reject this theory out of hand.

In the ten years leading up to bankruptcy, American lost approximately $1 billion annually. There is near-unanimous agreement in the industry and on Wall Street that American’s problems existed on both sides of the balance sheet. Unfortunately, Chapter 11 only allows the debtor to address its costs. If it were to emerge from bankruptcy on its own, American would remain at a competitive disadvantage in terms of generating revenue.

In fact, the principle difference at the airline would be a smaller workforce (trimmed by thousands of furloughs), a 17 percent cut in wages and benefits, and a frozen pension plan. Similarly, US Airways will continue to be hamstrung by the limitations of its network. The recently-approved mergers of United-Continental and Delta-Northwest have marginalized smaller carriers like US Airways, and their long-term viability is constantly in question. More than perhaps any other, our industry is subject to shocks like fuel spikes, acts of terrorism, accidents, and natural disasters. While large network carriers have the capacity to mitigate such volatilities, smaller airlines are disproportionately affected by them. Indeed, the only way to truly ensure a fair and competitive aviation industry is to allow our companies to combine.

The path forward will be challenging, of that we can be sure. However, with labor agreements in place at both carriers, some of the most difficult tasks are already complete. We believe that the benefits the new American will provide to the traveling public, our colleagues, and our membership are well worth the tremendous effort that merging these two carriers will require. We hope that you can share in our enthusiasm and optimism.

Sincerely,

Laura Glading

President, Association of Professional Flight Attendants – American Airlines

James C. Little

International President, Transport Workers Union – American Airlines & US Airways

Keith Wilson

President, Allied Pilots Association – American Airlines

Gary Hummel

President, US Airline Pilots Association – US Airways

Roger Holmin

President, Association of Flight Attendants – US Airways

Deborah Volpe

President, Association of Flight Attendants – US Airways

CC: Rose Baumann

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.